Mail Stop 6010

November 30, 2006

VIA U.S. MAIL AND FACSIMILE (269.385.1062)

Mr. Dean H. Bergy
Vice President and Chief Financial Officer
Stryker Corporation
2725 Fairfield Road
Kalamazoo, Michigan 49002

> **Re:** **Stryker Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **File No. 000-09165**

Dear Mr. Bergy:

We have reviewed your response dated November 13, 2006 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Dean H. Bergy
Stryker Corporation
November 30, 2006
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements and Supplementary Data, page 36

Note 4. Acquisitions, page 46

1.   We note your response to prior comment 10 and the disclosure included on page 19 of
        your Form 10-Q for the period ended September 30, 2006. Pease revise future filings to
        provide the disclosures previously requested for each significant IPR&D project
        acquired, including a discussion of the status of development at the date of acquisition
        and projected costs to complete the project.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

2.   Please refer to prior comment 1. On page 14 you include certain forecasted non-GAAP
        financial information, such as "projected adjusted diluted net earnings per share," which
        you did not identify or discuss in your introductory paragraph on page 13. Further, you
        did not provide the reconciliation required by Item 10(e) of Regulation S-K. With regard
        to the quantitative reconciliation of non-GAAP financial measures that are forward-
        looking, Regulation G requires a schedule or other presentation detailing the differences
        between the forward-looking non-GAAP financial measure and the appropriate forward-
        looking GAAP financial measure. If the GAAP financial measure is not accessible on a
        forward-looking basis, disclose that fact and provide reconciling information that is
        available without an unreasonable effort. In addition, identify information that is
        unavailable and disclose its probable significance. Please revise future filings to comply.

3.   We note that you present a non-GAAP financial measure for adjusted diluted net earnings
        per share in 2005 on page 14 without the reconciliation required by Item 10(e) of
        Regulation S-K. Please revise future filings to provide all of the disclosures required by
        Item 10(e) of Regulation S-K for each non-GAAP financial measure presented.

4.   Please refer to prior comment 1. We note your revised disclosure in the September 30,
        2006 Form 10-Q. In future filings, please revise to provide a more specific and
        substantive discussion for each non-GAAP measure presented disclosing the reasons why
        your management believes that presentation of the non-GAAP financial measures provide
        useful information to investors regarding your results of operations. It should be clear

from your discussion what types of items management has included or excluded from the GAAP financial measure and why. The explanation should also be consistent with the actual adjusting items presented in the reconciliation. You should also include, to the extent material, the additional purposes, if any, for which your management uses the non-GAAP financial measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please revise future filings to comply.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant